PROLINKER

A trusted platform where skilled freelancers connect with reliable clients and real opportunities


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prolinker.com Milton, United States

Highlights

1. Reached 500,000 signups proving strong demand for secure, curated freelancer business connections.

2. Active in the Netherlands, Belgium, and Brazil, showing early signs of international scalability.

3. Escrow system ensures secure transactions by holding funds until both sides are satisfied with work.

4. Over 20.000 successful matches and a 70% rehire rate show strong trust and product-market fit.

5. 500k+ yearly recurring revenue from subscriptions and growing

6. Contracting and compliancy taken care of

7. Fast AI matchmaking algorithm for the best match

8 Easy, fast and reliable hiring of the best freelancers

Featured Investor



Skylar Alexis
Syndicate Lead

Follow

Invested $10,000

3x Female Founder, Angel Investor, Brand Strategist.

"I invested in ProLinker.com because it's redefining how professionals connect, collaborate, and create opportunity. The platform bridges talent and business needs with speed and precision, unlocking real value for both sides.
I'm excited about its scalable model, strong vision, and potential to become a global hub for meaningful professional growth and partnerships. I truly believe and know that this will be the next big asset and resource for businesses and creators."

Team



Niels Van Der Schoot — Founder / CEO

Successfully built an award-winning platform for professionals, now running in NL, BE, and Brazil. Launched multiple startups with BeFound Media and previously worked at the largest media company in the Netherlands.





Danny Brummelaar — CMO

15 years of experience in developing marketing strategies and business consulting Was responsible for the marketing strategy of a start-up that raised 2.5mln.



Arthur de Vaan — CTO

Software engineer with 17+ years of experience as a freelancer and as software developer and engineer at TomTom and ID-ME.



Arno Zondag — CCO

Founder of HeadFirst Select under ABN AMRO in 2018, which is a similar recruitment tool as ProLinker. Sold to HeadFirst. He was responsible for contracting at least

Headfirst. He was responsible for contracting at least 15.000 professionals.

Hire a trusted pro right away

ProLinker is a **fast-scaling freelance platform** built to *solve the trust, transparency, and inefficiency gaps* in the professional services market. With **over 500,000 signups** and active markets in the **Netherlands, Belgium, and Brazil**, ProLinker is positioned at the intersection of local sourcing, secure transactions, and scalable SaaS.

Designed from the ground up by a founder with *proven startup success* and a strong team across tech, marketing, and sales, ProLinker combines a **subscription-based** business model with a 5% - 20% transaction fee and a 1% referral bonus structure—creating multiple revenue streams and network-driven growth. Its **built-in escrow system** ensures secure payments, reducing disputes and boosting retention. The platform's strength lies in its high-value, curated network and private agency features together with contracting and compliancy, which allow businesses to connect with vetted talent faster and more confidently.

ProLinker has already generated over €500k in revenue (2024), positive gross margins, and strong unit economics. The platform sees a <10% monthly churn among professional subscribers, a 12% lead-to-sale conversion rate, and a €455 customer lifetime value. About 50% of projects result in a successful match, and the 70% rehire rate reflects deep product-market fit.

The team includes former leaders from Sanoma Media, TomTom, ABN AMRO, and VC-backed startups. With validated traction, revenue, and international presence, ProLinker now seeks **€1mln** for agreed equity, to scale platform development, expand sales operations, and deepen penetration in key markets.

For investors, ProLinker offers a **unique opportunity** to back a revenue-generating, tech-enabled marketplace tackling a €205B European freelance economy, with a clear path to growth, proven demand, and a defensible network-effect moat.



ProLinker


ProLinker
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Pitch Deck

VISION

What is ProLinker?

ProLinker

ProLinker is a platform for top quality freelance professionals and agencies

Why ProLinker?

ProLinker connects the top quality freelance professionals and agencies

THE PROBLEM

What is the problem?

ProLinker



Problem 1

It takes a lot of time for agencies to check the availability of the professionals within their network.



Problem 2

It's hard to find a trusted professional. There is a lack of trust between professionals and employers.



Problem 3

Professionals want to get projects from the best clients

A unified platform connecting freelance professionals and clients

ProLinker

What is ProLinker?

- ProLinker is an online platform for local freelance professionals in the business services industry
- Clients can swiftly and easily discover the top freelance professionals for their open projects.
- Professionals can get new clients by responding on open projects

- Professionals can efficiently showcase their skills (saving time and expenses) through comprehensive profiles and by responding to locally available projects.
- ProLinker Select - In addition, ProLinker supports clients with the ProLinker Select service, providing them with suitable professionals on-demand and within budget.

How?

Solution 1

Provide a tool for agencies to manage and check the availability of professionals within their network



Solution 2

Provide access to the network of other agencies and professionals in order to make it easier to find and hire a quality professional.



Solution 3

Let professionals be part of an exclusive network to increase the trustworthiness so that they will be hired sooner and more often.



How it works

ProLinker

Task

Clients specify their requirements and needs



Compare

Professionals are compared based on skills, references, and other factors



Professional

The most suitable professional is selected for the job





Freelance market in the business services industry

ProLinker

The industry

- More than one-third of the workforce is currently comprised of self-employed individuals.
- 52% of professionals stated that they need more methods to find clients and work.
- 44% of professionals admitted that they had been stiffed by a client.
- 47% believe that this is due to a lack of respect for professionals community, and 35% blame ambiguous or poorly constructed contracts. This fact increases the lack of trust in the freelancer market.

The lack of trust is not only on behalf of the professionals but also on the client's side. The fact that there are multiple recorded incidents by both professionals and employers indicate that this important problem of trust has not been solved in the market yet.

Source: https://www.websiteplanet.com/blog/freelance-stats/

THE MARKET

Total Addressable Market (TAM)





ProLinker

US Freelance Market
European Freelance Market
Dutch Freelance Market
ProLinker

US Freelance Market
€715 billion
56 million professionals

European Freelance Market
€205 billion
11 million professionals

Dutch Freelance Market
€41,7 billion
1,1 million professionals

ProLinker NL
€8million
120'000 professionals

THE MARKET

What would professionals like to improve?

ProLinker

We asked professionals what they would like to improve about their workflow, if anything. Respondents were asked to select 3 options from the list on the right. Not surprisingly, the majority of professionals would like to make more money (68%) and uncover new ways to land more clients and get more work (52%).
But How? Beyond these rather obvious goals, professionals are looking to work with more international clients (34%) and improve the effiency of their own work (32%).
Source: The Payoneer Freelancer Income Survey 2022

Make more money 68%
More methods for finding clients and work 52%
Work with more international clients 34%
Improve the efficiency of my own work 32%
Find new types of work 24%
Payment process to be faster 16%
Improve communications with clients 16%
Payment process to be simpler for me 11%
Payment process to be simpler for my clients 9%

THE MARKET

Where do professionals find work?

ProLinker

The growing popularity of online marketplaces has helped millions of professionals build a worldwide client base - over 70% professionals find projects via these marketplaces. When asked this question in 2015, only 46% of professionals reported that they seek work via online marketplaces.
Word of mouth is a significant source of business, helping one third of professionals land new projects.
Source: The Payoneer Freelancer Income Survey 2022

Online marketplaces 73%
Word-of-mouth/referrals 33%
Social Media platforms 15%
Linkedin or other professional network sites 14%
My professional Facebook page 9%
Headhunter/recruitment firm 7%
Other 7%

What subscriptions do we have?



ProLinker

Professional

Professional
- Createa profile
- Respond to projects
- Invite up to 50 professionals

€70 - €150 per month
torespondonallprojects(within their category)*

Upgrades
- Up to 100 professionals - €10 p/mo.
- Up to 150 professionals - €20 p/mo.
- Up to 200 professionals - €30 p/mo.

*A professional can respond on projects from their network and ProLinker Select for free

Agency

FREE
- Post projects within the agency network and public
- Invite up to 10 professionals
- Manage privacy settings of your network

FREE

STARTER
- Post projects within the agency network and public
- Invite up to 50 professionals
- Manage privacy settings of your network
- Collaborate with other agency networks

€99 per month

BUSINESS
- Post projects within the agency network and public
- Invite up to 150 professionals
- Manage privacy settings of your network
- Collaborate with other agency networks
- Get more search options to filter professionals
- 1 Recruiter seat

€250 per month

ENTERPRISE
- Post projectswithin the agency network and public
- Invite up to 250 professionals
- Manage privacy settings of your network
- Collaborate with other agency networks
- Get more search options to filter professionals
- Collaborate with 4 colleagues in 1 account
- 4 recruiter seats

€450 per month

More then 250 professionals? Custom plan.
On top of the subscriptions we charge 5% transaction fee.





ProLinker

ProLinker
5%
2% refferal bonus
5%

For example, when as a professional 10 out of the most valuable professionals in the network get hired through ProLinker and earn on average €60 per hour, the professional gets €0,60 (2% * €60 = €1,20) x 10 x 172 hours per month = €2064 per month in commission ProLinker will get out of these 10 hires €4.816 per month.

USP's

ProLinker

USP's
- High value and trusted network of top quality professionals
- Ongoing referral bonus of 2% for inviting other professionals
- Private network features for agencies
- Collaborate with (other) agencies



Hire a professional from within your network as an agency? Pay only 2% referral bonus



ProLinker

Hire a professional from outside your network as an agency? Pay 5% to ProLinker. 2% Referral bonus, 3% ProLinker



COMPETITIVE

Competitor matrix

ProLinker

	PROLINKER	PROFINDER	UPWORK
BUSINESS MOIDEL	Subscription / Transactional	Subscription	Transactional
CLIENT FEES	**Agency subscriptions** FREE: up to 10 people STARTER: Up to 50 people, cost €99 p.m. BUSINESS: Up to 100 people, €250 p.m. ENTERPRISE: Up to 250 people, €450 p.m. Transaction fee: 5% of the transaction. All projects are invoiced through the platform. If the hired professional becomes part of the network of the agency, only 2% referral fee is charged (which goes to the professional who invited the professional)	Free	Clients: 2.75% Pro option is additional10% + €500 Basic: Free for for 60 connects/month Pro: €10/month for additional connects
PROFESSIONALS FEES	Free up to 50 people in your network Subscriptions €70 - €150 per month For every extra 50 people in your network you pay €10 per month.	First 10 proposals free, then 59.99/mo or €575.88/yr	Service fee based on the lifetime billings with each client: 20% for the total billings between €500.01 and €10.000 10% for total billings between €500.01 and €10,.000 5% for total billings that exceed €10,000
QUALITY PROFESSIONALS FILTER	Vetted by the professionals and agencies. Professionals must be part of the network to be able to respond to projects (except that agencies can post projects public to attract more professionals).	Vetted by LinkedIN. Everyone can respond on all projects if you pay and are within the region.	Vetted by Upwork based on filters. Everyone can respond.
GEOGRAPHY	Global reach. Quality over location. The local aspect is second and quality is first.	Location over quality. Search expands if no professionals available.	Global. Location and quality is evenly valued.
CONTRACT	Processed through ProLinker. All payments go through ProLinker. Agency can freely make arrangements directly with the professional after 1040 hours invoiced through the platform.	Independent of Linkedin ProFinder. Client and professional can make arrangements freely.	Processed through Upwork. Not possible to work directly with the professional for 2 years after initial payment.
PAYMENT	Payments go through ProLinker	No way to exchange money for services completed.	Payments go through UpWork. Opt- out fee available.
REGION	Global	Only currently available in the US	Global

COMPETITIVE

In two aspects



ProLinker

Local sourcing
Contracting
Marketplace
Outsourcing
brainbrothers
randstad
YACHT
HeadFirst
ProLinker
twago
malt
Jellow
peopleperhour
toptal
99designs

GOOD TO KNOW

About ProLinker

ProLinker

Users base
•145K + registrations Netherlands
•135K + registrations Belgium
•308K + registrations Brazil

Awards & achievements
•Best Freelancer Marketplace 2014
•Winner of Staffing Awards 2017

Developments
•Newplatformand website went live in early 2020
•All features developed end of 2024

Testimonials

"We have extended our developers' contracts through ProLinker for the 2nd time, and we are very satisfied with the quality and delivered work." Erich Radstake - Director IT, TakeWay.com

"The profiles we received for complex positions truly matched perfectly. I'm positively surprised by the speed at which they were delivered." Roswitha Schoonderwoerd - Manager Human Resources, NEXUS Netherlands



Database	NL	BE
Website en Apps	13.422	9.098
Financial	8.113	7.381
Software and Systems	11.895	8.379
Graphics and Design	13.977	10.354
Coaching	7.295	7.530
Training and Education	7.216	7.579
Legal	5.603	6.721
Marketing and Communication	11.770	8.991
Administrative, Secretarial, and Support	8.042	8.872
(Interim) Management and Consultancy	10.468	8.063
Media and Entertainment	8.239	8.072
Sales & Account Management	6.895	7.771
Others	8.172	7.768
Health and Well-being	6.006	6.949
Technology and Science	6.480	7.500
Events and Lifestyle	6.258	7.539
Construction	5.148	6.425
Total	**145.000**	**135.000**
[illegible]	[illegible]	[illegible]







*Professionals can choose multiple categories
17
ProLinker - Pitch Deck

TEAM
Who we are
ProLinker
CEO / FOUNDER
Niels van der Schoot
2018
Position
Strategy - Product - Finance
Experience
Succesfullybuilt an award winning leading platform for professionals in the Netherlands, Belgium and Brazil.
Launched several start-ups with BeFound Media and worked at the biggest media company in the Netherlands, Sanoma Media.
CMO
Danny Brummelaar
2018
Position
Marketing - Content - Media
Experience
15 years ofexperience in developing marketing strategies and business consulting
Was responsible for the marketing strategy of a start-up that raised 2.5mln.
CTO
Arthur de Vaan
2018
Position
Lead developerofthe platform
Managing technical team - IT strategy
Experience
Software engineer with17+ years of experience as a freelancer and as software developer and engineer at TomTom and ID-ME.
CCO
Arno Zondag
2023
Position
Sales
Experience
Founder of HeadFirst Select under ABN AMRO in 2018, which is a similar recruitment tool as ProLinker. Sold to HeadFirst. As a member of the MT Arno served as a managing director for HeadFirst Select for 3 years. He was responsible for contracting at least 15.000 professionals. Also founder of Bloemplaza.nl.
18
ProLinker - Pitch Deck













ProLinker

Downloads

- How to find projects on ProLinker.mov
- Transaction system Explained.mov
- How to post a project on ProLinker.mov